77B Accountant's Report on Internal Control

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                     Report of Independent Accountants


To the Trustees of Columbia Funds Trust III and the
Shareholders of Columbia Federal Securities Fund


In planning and performing our audit of the financial statements of Columbia Federal Securities Fund (the "Fund") (formerly Liberty Federal Securities Fund) (a series of Columbia Funds Trust III) (formerly Liberty Funds Trust III) for the year ended August 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, and not to provide assurance on internal control.

The management of the Fund is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of August 31, 2003.

This report is intended solely for the information and use of the Board of Trustees, management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



PricewaterhouseCoopers LLP
October 21, 2003

77D Policies with respect to security investments

Effective May 1, 2003, the Fund's Statement of Additional Information was revised to say; the Fund may not acquire securities of other registered open-end investment companies or registered unit investment trusts in reliance on section 12(d)(1)(F) or (G) of the Investment Company Act of 1940.


77I Terms of new or amended securities

Effective March 3 2003, the following program became effective for shareholders of the Fund:

NAV Transfer Program. Investors who have previously purchased shares of other investment companies offered by another mutual fund complex and have been charged a front-end load or other sales charge on such purchases may invest the proceeds of redemptions of those shares in Class A shares of the Fund, without incurring an additional sales charge. Class A shares may be subject to a 12b-1 distribution and service fee. This NAV transfer program shall be available for purchases by eligible investors through participating FSFs until December 31, 2003.